Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

March 21, 2022

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
Registration Statement on Form N-14 (File No. 333-262082)
Investment Company Act Registration No. 811-22525
Kensington Managed Income Fund (S000075576)
Kensington Dynamic Growth Fund (S000075577)

Dear Ms. Rotter:

The purpose of this letter is to respond to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on February 3, 2022 and March 15,2022 regarding the Form N-14 (the “N-14”) filed on January 10, 2022 for the purpose of reorganizing the Kensington Managed Income Fund and the Kensington Dynamic Growth Fund (each, a “Target Fund”, and together, the “Target Funds”), each a series of Advisors Preferred Trust, into the Kensington Managed Income Fund and the Kensington Dynamic Growth Fund (each, an “Acquiring Fund”, and together, the “Acquiring Funds”), each a series of the Trust. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

1.Staff Comment: Please explain in correspondence why the fees presented for the Target Funds in the tables comparing the annual fund operating expenses of the Target Funds with the pro forma expense ratios of the Acquiring Funds do not agree with the fees presented in the current prospectus for the Target Fund. Please also confirm that the fees presented for the Target Funds represent the current fees of each Target Fund in accordance with Item 3 of Form N-14.

Response: The Target Funds’ fees and expenses have been updated to reflect actual fund operating expenses for the fiscal year ended December 31, 2021 and will be consistent with the Target Funds’ Annual Report for the fiscal year ended December 31, 2021, but will not reflect the fees presented in the current prospectus for the Target Funds, which would not generally be updated until April 2022. The Trust confirms that the Target Funds’ fees and expenses for the fiscal year ended December 31, 2021 represent the current fees of each Target Fund. The Acquiring Funds fees and expenses have been restated to reflect the current fees that will be applicable following the reorganizations and have been footnoted accordingly.

2.Staff Comment: Please confirm in correspondence that the capitalization table for the Target Funds will be prepared and dated within 30 days of the filing and provided in a pre-effective amendment.

Response: The Trust responds by supplementally confirming that it will file a pre-effective amendment to Form N-14 that includes the data in the Capitalization Table as of March 16, 2022.

3.Staff Comment: Please confirm in correspondence that a delaying amendment will be filed prior to the effective date of the N-14, as the blank capitalization table makes the filing ineligible for immediate effectiveness under Rule 488.

Response: The Trust responds by supplementally confirming that a delaying amendment to the Form N-14 was filed on February 3, 2022 (see SEC Accession No. 0000894189-22-000968).

4.Staff Comment: All required financial statements need to be incorporated by reference and live hyperlinks to such financial statements filed on EDGAR need to be provided in the filing, in accordance with the requirements of the FAST Act. Please confirm in correspondence that the required hyperlinks will be included in a pre-effective amendment.

Response: The Trust so confirms.

5.Staff Comment: The Staff notes that the unaudited semi-annual financial highlights of the Target Funds are not included. Please confirm in correspondence that the required financial highlights will be included in the pre-effective amendment.

Response: The N-14 will include the financial highlights for the fiscal year ended December 31, 2021. As a result, the semi-annual financial highlights for the period ended June 30, 2021 will not be included.

6.Staff Comment: Please provide an estimated percentage of the portfolio repositioning, if any, of each Target Fund and confirm in correspondence any such repositioning is not expected to result in a material repositioning of either Target Fund.

Response: The Trust responds by supplementally confirming that each Acquired Fund does not anticipate repositioning the portfolio of either Target Fund in connection with, or immediately after, the Reorganization. Accordingly, the Trust respectfully declines to make any revisions to the Form N-14 in connection with this comment.

7.Staff Comment: The Staff notes that there are open disclosures throughout the document, including open file number references. Please confirm in correspondence that references and amounts will be updated and included in a pre-effective amendment.

Response: The Trust responds by supplementally confirming that all references and amounts will be updated and included in a pre-effective amendment to Form N-14.

8.Staff Comment: In the “Expense Example,” please correct the Target Growth Funds’ Class A 10- Years expense example number.
Response:    The requested change has been made.

* * * * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765-6115.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Adam W. Smith
Adam W. Smith
For U.S. Bank Global Fund Services

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.